Filed Pursuant To Rule 424(b)(3)
Registration No. 333-83861

Prospectus Supplement to Prospectus dated August 9, 1999

Boston Properties, Inc.

16,796,118 Shares of Common Stock

Unless the context otherwise requires, all references to “we,” “us” or “our company” in this prospectus supplement refer collectively to Boston Properties, Inc., a Delaware corporation, and its subsidiaries, including Boston Properties Limited Partnership, a Delaware limited partnership, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

This prospectus supplement updates the prospectus dated August 9, 1999, as amended by the prospectus supplements dated December 28, 1999, May 1, 2003, May 7, 2004, January 31, 2005, June 24, 2005, February 28, 2011, December 23, 2011 and December 21, 2012, relating to the offer for sale of up to an aggregate of 16,796,118 shares of common stock of Boston Properties, Inc. by the selling stockholders identified in the prospectus, and the prospectus supplements, and any of their pledgees, donees, transferees or other successors in interest. The selling stockholders may only offer the common stock for sale if they exercise their rights to tender their common units for cash, and we exercise our right to issue common stock to them instead of cash.

We are providing this prospectus supplement to update the table under the caption “The Selling Stockholders,” in the prospectus dated August 9, 1999, as amended by the prospectus supplements dated December 28, 1999, May 1, 2003, May 7, 2004, January 31, 2005, June 24, 2005, February 28, 2011, December 23, 2011 and December 21, 2012. The following updated information is based upon information provided to us by the selling stockholders and is accurate to the best of our knowledge as of May 28, 2013.

Stockholder	Boston Properties Common Stock Beneficially Held (1)		Boston Properties Limited Partnership Units Beneficially Held (2)		Boston Properties Common Stock Offered (3)	Boston Properties Common Stock and Boston Properties Limited Partnership Units Beneficially Held after Offering (4)
Edward H. Linde 1988 Trust (5)	50,000		3,148,640		2,953,004	245,636
Joyce Linde (6)	50,000	(7)	3,323,579	(8)	3,127,943	245,636

(1)	Does not include common stock that may be issued upon exchange of units beneficially held as of May 28, 2013.
(2)	All units listed in this column may be exchanged, under circumstances set forth in the partnership agreement of Boston Properties Limited Partnership, for an equal number of shares of common stock.
(3)	These shares of common stock represent the common stock that the selling stockholders may acquire, or have acquired, upon presentation of common units for redemption. Such redemption may occur at any time.

(4)	Assumes that all shares of common stock offered by this prospectus will be sold by the selling stockholders. In the case of each selling stockholder, the percentage of our common stock that will be held by such selling stockholder (assuming all remaining units held by such person are presented for redemption and are exchanged for common stock) after completion of this offering will be less than one percent (1%). The total number of shares of common stock outstanding used in calculating such percentage (i) is based on the total number of shares of common stock outstanding as of May 28, 2013 (151,757,690 shares), (ii) assumes that all common units and long term incentive units, or LTIP units, (assuming conversion in full into common units) held by such person are presented to Boston Properties for redemption and acquired by Boston Properties for shares of common stock and (iii) assumes that none of the remaining units held by persons other than selling stockholders are exchanged for common stock.
(5)	Voting and investment decisions with respect to these units are made by a vote of the trustees of this trust who are Ms. Joyce Linde and Mr. Mark D. Balk.
(6)	Ms. Linde’s son, Douglas T. Linde, serves as our President and is a member of our board of directors.
(7)	Represents 50,000 shares of common stock held by the Edward H. Linde 1988 Trust of which Ms. Linde is a co-trustee.
(8)	Includes 128,465 common units held directly, 2,919,618 common units and 229,022 LTIP units held by the Edward H. Linde 1988 Trust of which Ms. Linde is a co-trustee and 23,624 common units held by EL Burnside Holdings, LP, 13,097 common units held by EL Longstreet Holdings, LP and 9,753 common units held by EL Meade Holdings, LP. The Estate of Edward H. Linde, of which Ms. Linde is the executrix, is the sole manager of each of the sole general partners of EL Burnside Holdings, LP, EL Longstreet Holdings, LP and EL Meade Holdings, LP.

This prospectus supplement is not complete without the prospectus dated August 9, 1999, as amended by the prospectus supplements dated December 28, 1999, May 1, 2003, May 7, 2004, January 31, 2005, June 24, 2005, February 28, 2011, December 23, 2011 and December 21, 2012, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus and these prior prospectus supplements.

The date of this prospectus supplement is May 31, 2013.